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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BIOTIME INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
09066L105
(CUSIP Number)
Steven Bayern
26 West Broadway #1004
Long Beach, NY 11561
(516) 431-2121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	09066L105	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Cyndel & Co., Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		917,143

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		917,143

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	917,143

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	09066L105	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Steven Bayern

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,990,323

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,990,323

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,990,323

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09066L105	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Cynthia Bayern

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		355,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		355,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	355,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09066L105	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Patrick Kolenick

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		80,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,360,339

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		80,100

WITH	10	SHARED DISPOSITIVE POWER:

		1,360,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,440,439

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09066L105	Page	6	of	16

1	NAMES OF REPORTING PERSONS: BN Ventures, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York*

	7	SOLE VOTING POWER:

NUMBER OF		274,286

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		274,286

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	274,286

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	09066L105	Page	7	of	16

1	NAMES OF REPORTING PERSONS: SJCMB Family Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		74,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		74,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	74,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	09066L105	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Huntington Laurel Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		443,194

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		443,194

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	443,194

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

ITEM 1. SECURITY AND ISSUER
     This report pertains to the common shares, no par value, of BioTime, Inc., a California corporation (the “Company”).
ITEM 2. IDENTITY AND BACKGROUND
     The persons and entities filing this statement (the “Reporting Persons”) are as follows:
Cyndel & Co., Inc .a New York corporation
36 Golf Lane
Huntington, NY 11743
BN Ventures, LLC, a New York limited liability company
26 West Broadway #1004
Long Beach, NY 11561
Huntington Laurel Partnership, a New York partnership
36 Golf Lane
Huntington, NY 11743
SJCMB Family Limited Partnership, a New York limited partnership
26 West Broadway #1004
Long Beach, NY 11561
Steven Bayern
26 West Broadway #1004
Long Beach, NY 11561
     Mr. Bayern’s principal occupation is being a financial consultant.
Dr. Cynthia Bayern
26 West Broadway #1004
Long Beach, NY 11561
     Dr. Bayern’s principal occupation is Professor of Psychology at Nassau Community College.
Patrick Kolenik
36 Golf Lane
Huntington, NY 11743
     Mr. Kolenik’s principal occupation is being a financial consultant.
     None of the Reporting Persons or entities named above was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     None of the Reporting Persons named above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, resulting from any civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the past five years.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The information on each Reporting Person’s respective cover sheet and the information presented in response to Item 6 is incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
     None of the Reporting Persons has any plans or proposals which relate to or would result in:
     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as described in Item 6. However, each Reporting Person may from time to time exercise the common stock purchase warrants they own and may purchase or sell Shares or warrants to purchase shares.
     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, that each reporting may vote their Shares in the election of directors and on any other matter that is submitted to a vote of shareholders of the Company;
     (e) Any material change in the present capitalization or dividend policy of the issuer, except as described in Item 6;
     (f) Any other change in the Company’s business or corporate structure;
     (g) Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, that each Reporting Person may vote their Shares on any such matter that may be submitted to a vote of shareholders of the Company;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;
     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) Any action similar to any of those enumerated above.
     The information presented in response to Item 6 is incorporated by reference herein.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the period ending September 30, 2005.
     Steven Bayern and Cynthia Bayern are husband and wife, and may be deemed to beneficially own any Shares beneficially owned by the other. Steven Bayern and Cynthia Bayern are partners in SJCMB Family Limited Partnership (“SJCMB”) and may be deemed to beneficially own the shares held in that partnership.
     Steven Bayern is a member of BN Ventures, LLC and he may be deemed to beneficially own the Shares owned by BN Ventures, LLC. Cynthia Bayern may be deemed to beneficially own the Shares owned by BN Ventures, LLC by virtue of being Steven Bayern’s wife, but she disclaims all other beneficial ownership of such Shares.
     Cynthia Bayern owns 56,500 shares in a partnership with an unaffiliated person. Steven Bayern may be deemed to beneficially own such shares.
     Steven Bayern and Patrick Kolenik are the shareholders, officers, and directors of Cyndel & Co., Inc. (“Cyndel”) and are the members of the general partner of Huntington Laurel partnership, and may be deemed to beneficially own the Shares owned by those entities. Cynthia Bayern may be deemed to beneficially own Shares owned by Cyndel and Huntington Laurel partnership by virtue of being Steven Bayern’s wife but she disclaims all other beneficial ownership of such Shares.
     Patrick Kolenik beneficially owns the 56,000 Shares registered in the name of his wife.
     The Shares beneficially owned by Steven and Cynthia Bayern include 100,000 Shares that maybe acquired upon the exercise of stock purchase warrants held by Steven Bayern, and 125,000 that maybe acquired upon the exercise of stock purchase warrants held by Cynthia Bayern. The Shares owned by BN Ventures, LLC include 60,000 Shares that maybe acquired upon the exercise of stock purchase warrants held by BN Ventures. The Shares beneficially owned by Huntington Laurel partnership include 220,097 Shares that maybe acquired upon the exercise of stock purchase warrants held by that partnership. The Shares beneficially owned by Cyndel include 135,714 Shares that may be acquired upon the exercise of stock purchase warrants held by that corporation and 350,000 warrants that may be acquired by Cyndel’s pension plan.
     (b) As of the date of this statement, each of the reporting persons had the sole or shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of the Shares shown on their respective cover page, which information is incorporated by reference herein by such person.
     Steven Bayern, as managing member of the general partner of SJCMB, has the power to vote or direct the voting, and to dispose of or direct the disposition of, 74,200 Shares held in that partnership. Steven Bayern is a member of BN Ventures, LLC and he shares the power to vote or direct the voting, and to dispose of or direct the disposition of the power to vote and dispose of 214,286 Shares owned by that entity.
     Cynthia Bayern shares the power to vote or direct the voting, and to dispose of or direct the disposition of 56,500 Shares owned in a partnership of which she is a general partner.
     Steven Bayern and Patrick Kolenik, as shareholders, officers, and directors of Cyndel, share the power to vote or direct the voting, and to dispose of or direct the disposition of, 421,429 Shares held by Cyndel (including 360,000 shares held in Cyndel’s pension plan). Messrs Bayern and Kolenik are the members of the general partner of Huntington Laurel partnership, and share the power to vote or direct the voting, and to dispose of or direct the disposition of, 222,897 Shares held by Huntington Laurel partnership.
     If Steven Bayern were to exercise the 100,000 warrants he owns, and if Cynthia Bayern were to exercise the 125,000 warrants she owns, which are all presently exercisable, they would share the sole power to vote or direct the vote, and share the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.
     If BN Ventures, LLC were to exercise the 60,000 warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of such Shares upon the issuance of such Shares. Through his ability to control BN Ventures, LLC, Steven Bayern may be deemed to share with BN Ventures, LLC the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
     If Huntington Laurel partnership were to exercise the 220,297 warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of such Shares upon the issuance of such Shares. Through their ability to control Huntington Laurel partnership, Steven Bayern and Patrick Kolenik may be deemed to share with Huntington Laurel partnership the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     If Cyndel were to exercise the 485,714 warrants it owns (including 350,000 warrants held in its pension plan), which are all presently exercisable, it would have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of such Shares upon the issuance of such Shares. Through their ability to control Cyndel, Steven Bayern and Patrick Kolenik may be deemed to share with Cyndel the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
     (c) Information concerning transactions in the Shares by the Reporting Persons in the last 60 days is set forth in Item 6.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     On October 27, 2005, the Company distributed to its shareholders of record 17,871,450 subscription rights (“Rights”). The Company’s shareholders received one Right for each share owned, and the Rights entitled the holders to purchase one “Unit” for every four Rights owned (the “Rights Offer”). Each Unit consists of one new common share and one warrant to purchase an additional common share. The subscription price for the Units was $0.40 per Unit. Each full warrant entitles the holder to purchase one common share for $2.00 per share. The Rights Offer expired on December 21, 2005.
     The warrants will expire on October 31, 2010. The Company may redeem the warrants by paying $.05 per warrant if the closing price of the common shares exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days, subject to certain restrictions.
     A group of private investors (the “Guarantors”) agreed to purchase Units that remain unsold at the conclusion of the Rights Offer, excluding Units that the Company had authorized to issue to fill over-subscriptions. Cyndel is a Guarantor. As a Guarantor, Cyndel was obligated to purchase 545,298 Units for $218,119. Cyndel assigned the right to purchase 350,000 of those Units to its pension plan, and assigned the right to purchase 195,297 of those Units to Huntington Laurel partnership.
     Under the Standby Purchase Agreement, the Company has agreed to pay the Guarantors a cash fee of $132,000 and to issue them warrants to purchase 600,000 common shares as consideration for their agreement to purchase unsold Units in the Rights Offer. The warrants will be exercisable at $2.00 per share and are identical to those that will be issued in the Rights Offer. The cash fees and warrants will be allocated among the Guarantors pro rata according to their respective purchase commitments. Cyndel will receive total cash fees of $22,000 and warrants to purchase 100,000 shares. The Company has agreed to keep the registration statement in effect to permit the Guarantors to sell their shares and warrants and to exercise their warrants and sell the common shares issued upon such exercise.

     The Reporting Persons received one Right per share in the Rights Offer, on the same terms as other shareholders of the Company.
     Each Reporting Person may hold for investment purposes any common shares and warrants they own, or they may sell common shares and warrants from time to time in the over-the-counter market at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions. They also may sell common shares in connection with the exercise of their warrants or they may hold those shares for investment purposes and sell them at later date.
     The above description of the Rights Offer, the Rights, and the warrants is a summary only, is based upon information contained in the Registration Statement on Form S-2 filed by the Company, and is qualified in all respects by the full content of the Registration Statement, including the prospectus included therein and the exhibits filed therewith.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Standby Purchase Agreement, dated September 1, 2005, between BioTime, Inc. and Cyndel & Co., Inc. and certain other persons named as Guarantors therein. (Incorporated by reference to Exhibit 1 of BioTime’s Post-Effective Amendment No. 2 to Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)
     Amendment to Standby Purchase Agreement, dated November 22, 2005. (Incorporated by reference to Exhibit 1 of BioTime’s Post-Effective Amendment No. 2 to Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission November 23, 2005)

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: December 26, 2005

/s/ Steven Bayern

Steven Bayern
/s/ Cynthia Bayern

Cynthia Bayern
/s/ Patrick Kolenik

Patrick Kolenik

Cyndel & Co., Inc.

By:	/s/ Patrick Kolenik

Patrick Kolenik, President

BN Ventures, LLC

By:	/s/ Steven Bayern

Steven Bayern, Managing Member

SJCMB Family Limited Partnership

By:	SSJCM, LLC, General Partner

	By:	/s/ Steven Bayern

Steven Bayern, Managing Member

Huntington Laurel Partnership

By:	Huntington Laurel Capital Management LLC General Partner

	By:	/s/ Steven Bayern

Steven Bayern, Member

	By:	/s/ Patrick Kolenik

Patrick Kolenik Member